November 17, 2015

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-07-15

QUATERRA RELEASES RESULTS OF FIRST DRILL HOLE AT BEAR COPPER
DEPOSIT, YERINGTON, NEVADA

Continuous mineralized zone of 1,157 feet of 0.42% copper with higher-grade intervals

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced results from Hole B-048, the first core hole of a drill program to explore and further define the Bear deposit, a large porphyry copper system on the Company’s 52-square mile property in the historic Yerington Copper District of Nevada. The drill program is being funded with option payments to SPS by Freeport-McMoRan Nevada LLC (“Freeport Nevada”).

Highlights

Hole B-048, drilled vertically to a depth of 3,438 feet, intercepted 1,157.5 feet (352.9 meters) of 0.42% copper beginning at a depth of 1,573 feet. This interval contains several zones of higher grade mineralization, most notably 123.6 feet (37.7 meters) beginning at 2,588.5 feet averaging 1.07% copper, 0.03% molybdenum, 0.036 ppm gold and 0.9 ppm silver, and including 68.3 feet (20.8 meters) beginning at 2,643.8 feet of 1.42% copper, 0.03% molybdenum, 0.05 ppm gold and 1.4 ppm silver (see table below). Hole B-048 is a twin of the Anaconda Mining Company’s historic hole 23B drilled in 1966.

Table 1. Significant intercepts from Bear core hole B-048*

HOLEB-048	From	To	Interval	Interval	%	ppm	ppm	ppm
	feet	feet	feet	meters	Cu	Mo	Au	Ag

	1573	2730.5	1157.5	352.9	0.42	86	0.012	<0.5
includes	1589.4	1619.7	30.3	9.2	0.79	9	0.017	<0.5
includes	1991.9	2090.8	98.9	30.2	0.54	30	0.008	<0.5
includes	2359.5	2440.5	81	24.7	0.69	98	0.021	<0.5
includes	2588.5	2712.1	123.6	37.7	1.07	314	0.036	0.9
includes	2643.8	2712.1	68.3	20.8	1.42	281	0.050	1.4

*Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization

“We are pleased with these results, especially the length of the intercept, and the presence of higher-grade mineralization, including small but significant values in molybdenum, gold and silver,” says Quaterra President and CEO Thomas Patton. “In particular, the length of the intercept combined with the extent of mineralization observed from historic drilling indicates the potential for the Bear being a large copper system.

“We are also encouraged that we may extend similar high-grade mineralization into untested areas in the north of the Bear as suggested by grade-thickness contouring of historic drill holes.

“Right now exploration is where we want to be,” says Patton. “At this stage of the market cycle, we believe the best opportunity for non-dilutive value creation is in lower cost exploration drilling leading to discovery and resource delineation.”

Results support historic data

Hole B-048 is a twin of Anaconda’s historic hole 23B drilled in 1966. The current results support historic assays from hole 23B, which averaged 0.495% copper over 1,063.1 feet (324.1 meters) beginning at a depth of 1,590 feet and containing a similar high grade interval of 120.2 feet (36.6 meters) of 1.30% copper beginning at 2,524 feet.

Discussion

Twin hole B-048 is the first hole of an exploration program designed to corroborate historic assay results, determine geologic controls for higher grade mineralization and attempt to extend higher grade mineralization to the north as suggested by grade-thickness contouring of historic drilling.

Hole B-048 was collared 30 feet from Hole 23B and assay results are in general agreement with historic assay results. Variances may be attributable to any or all of the following factors: coarse, blebby nature of chalcopyrite mineralization; larger core size and better recoveries in B-048; and the unknown down-hole deviation of 23B.

The high-grade interval in B-048 beginning at a depth of 2,588.5 feet is a distinctive zone of strongly altered quartz monzonite containing coarse chalcopyrite, magnetite, actinolite and chlorite. Its significance and aerial extent will be determined by additional drilling now in progress. A second hole, Hole B-049, is coring 771 feet north of historic Hole B22. Hole B-050, located 1,050 feet north-northeast of Hole B-048, encountered bedrock at a depth of 601 feet and is cased in preparation for core drilling. Hole locations are shown on a map available on Quaterra’s website at http://quaterra.com/bear-drill-holes-nov-12-2015/. Further results will be reported when available.

Background

The Bear deposit was explored 40 to 50 years ago by two major companies. Quaterra has consolidated key acreage over the area of the Bear deposit and has compiled data from 125,000 feet of historic drilling in 49 drill holes covering more than two square miles that indicate the deposit is still underexplored and open in several directions.

The Bear deposit is one of three known copper deposits on Quaterra’s 52-square-mile property at Yerington, a district with a rich history of successful copper production. Quaterra’s land position also contains the Yerington pit previously mined by Anaconda and the MacArthur deposit.

Quaterra has invested some US$28 million in the Yerington District since 2006, and has previously established oxide and sulfide resources at MacArthur and Yerington, and completed a preliminary economic assessment at MacArthur. It also owns valuable water rights in the district and has additional water rights under option. Together, Quaterra’s Yerington assets have the potential to be transformed into a large-scale, long-life copper mining operation.

In terms of an option agreement between Quaterra and Freeport Nevada, the 12-month period starting in June 2015 is stage two of a three-stage agreement which gives Freeport Nevada an option to earn to a 55% interest in SPS by paying US$40.7 million to SPS over four years. Of this amount, Freeport Nevada has made option payments of US$2.5 million in the twelve months to June 2015, and has committed an additional US$7.1 million in the twelve months to June 2016. Freeport Nevada can earn a further 20% in SPS (increasing its holding to 75%) by spending a further US$97.9 million or by funding SPS to complete a feasibility study. Before then, Freeport Nevada can terminate the agreement at its discretion. Freeport Nevada is a wholly owned subsidiary of Freeport Minerals Corporation, which in turn is a wholly owned subsidiary of Freeport-McMoRan Inc. (“FCX”).

Quality assurance and control

Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA – Inspectorate America Corporation, an ISO certified assaying/geochemistry facility, in Reno, Nevada for sample preparation. Gold analyses are assayed in Bureau Veritas’ lab in Reno using their “FA430” procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas’ lab in Vancouver, B.C., Canada, for analysis using their “MA 300” procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the President and CEO of the Company, and a Qualified Person as defined in NI 43-101.

A video of the current drill-program at the Bear deposit is available for viewing on the Company website at http://quaterra.com/quaterra-video-2015-bear-drilling/. A map showing drill-hole locations is also available on the website at http://quaterra.com/bear-drill-holes-nov-12-2015/.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQX: QTRRF) is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, President & CEO
Quaterra Resources Inc.

For more information please contact:

Thomas Patton, President & CEO
Quaterra Resources Inc.
604-641-2758

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, "expects", and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include or assume that the Company will receive all option payments over the next eight months, that exploration results on the Bear deposit will define further mineralization, that historic exploration results will be confirmed by new exploration, that further drilling will extend the boundaries of the known high-grade mineralized area, and that drill results from the current drill program point to a large copper system. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.